United States securities and exchange commission logo





                               February 26, 2021

       John Hall
       Chief Executive Officer
       LegalApp Holdings, Inc.
       3101 Park Blvd
       Palo Alto, CA 94306

                                                        Re: LegalApp Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
1, 2021
                                                            CIK No. 0001565687

       Dear Mr. Hall:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted on February 1, 2021

       Prospectus Summary, page 1

   1. Please further explain how you calculated the total addressable market of $23.9 billion, including any material
assumptions. For example, clarify whether you based the
                                                        calculation on the
60,000 firms in the underserved market that you reference on page 13.
                                                        Clarify the nature of
the firms included in this figure, such as size or geographic region.
                                                        Further, revise your
statement that the private capital, investment banking, legal, accounting and
consulting industries represent a "$3 trillion sector" to clarify whether this represents total
revenues or another measure.
 John Hall
FirstName LastNameJohn
LegalApp Holdings, Inc. Hall
Comapany26,
February  NameLegalApp
            2021        Holdings, Inc.
February
Page 2 26, 2021 Page 2
FirstName LastName
Risk Factors
Our amended and restated certificate of incorporation will designate a state or federal court
located    , page 55

2. Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether a court would enforce such a provision. Also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, please describe your exclusive forum provision in your Description of Capital Stock section.
Use of Proceeds, page 61

3. We note that your management will have broad discretion as to the use of the net offering
         proceeds and that you intend to repay    certain amounts
outstanding under your credit
         facility. Please clarify whether it is your intention to pay down the $273 million outstanding under the term loan and/or the $10 million under the credit facility in its entirety or substantially all of these amounts.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues
Factors Affecting Our Performance, page 72

4. We note that the total ARR expansion from FY2014 to FY2020 has been decreasing.
         Please discuss the underlying business drivers and factors that have contributed to this decrease. Disclose whether any of the factors constitutes a trend or uncertainty that is reasonably likely to have a material effect on the financial condition of the company.
         Refer to Section IV of SEC Release 33-8350.
Key Business Metrics, page 74

5. Please disclose the number of clients with contracts greater than $100,000 of ARR in fiscal year 2019.
Results of Operations, page 78

6. We note that your operating subsidiary, Intapp Inc., has announced that it will cease selling non-cloud based products as of January 1, 2021. In accordance with Items
         303(b)(2)(i) and (ii) of Regulation S-K, tell us and disclose your consideration of the uncertainties and the impact of this event on your future operations. To the extent material, discuss how this change may impact future revenue, cost of revenues, and income from continuing operations.
Principal Stockholders, page 130

7. Please disclosure the natural person(s) that hold voting and/or investment power over the shares held by Temasek and Great Hill, and their respective affiliates.
 John Hall
LegalApp Holdings, Inc.
February 26, 2021
Page 3
8. We note that several of your directors are affiliated with Temasek and Great Hill
      Partners. Please disclose whether the current directors were appointed pursuant to an existing Stockholders' Agreement. Further, please advise whether the Stockholders'
      Agreement that will be effected following the completion of the offering will have board appointment or nomination rights related to the current board.
Exhibits

9. Please tell us whether you intend to file the director service agreement with Charles
      Moran. See Item 601(b)(10) of Regulation S-K.
General

10. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Hall
                                                            Division of
Corporation Finance
Comapany NameLegalApp Holdings, Inc.
                                                            Office of
Technology
February 26, 2021 Page 3
cc:       Lona Nallengara, Esq.
FirstName LastName